[Genprex letterhead]

September 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Lisa Vanjoske

Re:	Genprex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 1, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed August 13, 2019
File No. 001-38244

Dear Ms. Robertson and Ms. Vanjoske:

This letter is being submitted in response to the comment letter dated September 17, 2019 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Ryan M. Confer, Chief Financial Officer of Genprex, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 84

1.

Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of December 31, 2018, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures. This comment also applies to your DCP conclusions contained in your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2019.

Securities and Exchange Commission
September 30, 2019

Response:

The Company acknowledges the Staff’s comment and the statements in SEC Release No. 33-8238. Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) defines disclosure controls and procedures (“DCP”) to mean controls and other procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Rule 13a-15(f) under the Exchange Act defines internal control over financial reporting (“ICFR”) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s principal executive officer and principal financial officer concluded that its DCP for its fiscal year ended December 31, 2018 remained effective, notwithstanding the existence of a material weakness identified in its ICFR, because throughout this period the Company established and maintained processes and procedures to ensure that all information was properly recorded, processed, summarized and reported.  These processes and procedures included, but were not limited to: (1) a comprehensive review of the Company’s periodic reports by the Company’s Chief Financial Officer and Chief Executive Officer and by the Audit Committee of the Company’s board of directors; (2) detailed review of non-financial information, including board and executive level materials; and (3) the timely reporting of all information in the periodic reports.  The Company has three senior executives, and each executive is made aware of material transactions of the Company

The Company’s principal executive and principal financial officer also considered that the identified material weakness in the ICFR is isolated to issues outside of the Company’s DCP.   The Company does not have sufficient personnel to separate duties of origination, authorization and review of each financial disbursement; however, all disbursements are reviewed by both the Company’s Chief Financial Officer and Chief Executive Officer.  While the Company ultimately determined to report a material weakness in ICFR, the Company reached its conclusion after careful consideration of factors based on the limited availability of personnel to conduct internal review processes.  However, the Company believes that the effectiveness of its DCP was not affected by this material weakness in ICFR because: (1) the Company’s Chief Financial Officer and Chief Executive Officer reviewed every transaction, as well as the Company’s financial statements and periodic reports, to be sure that all material transactions were reported; and (2) the Audit Committee of the Company’s board of directors also reviewed all financial statements and periodic reports.

Securities and Exchange Commission
September 30, 2019

Financial Statements

Notes to Financial Statements

Note 5 - Equity, page F-10

2.

You state on page F-12 "The per-share fair values of these options range from $0.001 to $7.93, based on Black-Scholes-Merton pricing models with the following assumptions," however you do not disclose the assumptions. Please provide us the assumptions required to be disclosed by ASC 718-10-50 and tell us your consideration of disclosing the assumptions. In addition, ASC-718-10-50 requires disclosure of "As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized." Please direct us to or provide us this information and tell us your consideration of disclosing this information.

Response:

The assumptions used by the Company in making the Black-Scholes-Merton calculations of the fair value of stock-based compensation related to stock options granted during the year ended December 31, 2018 are set forth in the table below. These assumptions were inadvertently omitted from the notes to the Company’s financial statements, and will be provided in the Company’s future filings.

Expected term:	10 years
Risk-free rate:	2.33% – 2.60%
Volatility:	76.87%
Dividend yield:	0%

As of December 31, 2018, the Company’s total compensation cost related to nonvested time-based stock option awards granted to employees and board members and not yet recognized was approximately $4.5 million. The Company expects to record this stock-based compensation expense over the next three years, in the amount of $3.3 million with respect to stock option awards using a graded vesting method and $1.2 million with respect to stock option awards using a cliff vesting method. The weighted average periods over which these expenses are expected to be recognized are 2.34 years and 0.69 years, respectively.

As of December 31, 2018, the Company’s total compensation cost related to nonvested performance-based stock option awards granted to an employee and not yet recognized was approximately $2.6 million. One-half of this amount, or $1.3 million, may be recognized and recorded, upon the achievement of certain milestones, within 0.92 years from December 31, 2018, and the remaining $1.3 million may be recognized and recorded within 2.42 years from December 31, 2018.

These disclosures were inadvertently omitted from the notes to the Company’s financial statements, and will be provided in the Company’s future filings.

Securities and Exchange Commission
September 30, 2019

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 6. Exhibits, page 52

3.

Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2019.

Response:

The Company’s Chief Executive Officer and Chief Financial Officer each executed a certification that conformed exactly to the requirements of Item 601 of Regulation S-K. The certifications filed as Exhibits 31.1 and 31.2 to each of the Company’s 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019, respectively, did not conform exactly to the requirements of Item 601 of Regulation S-K due to an inadvertent transcription error. In accordance with the Staff’s request, the Company will amend its filings of the 10-Q for the quarterly period ended March 31, 2019 and the 10-Q for the quarterly period ended June 30, 2019 to file the correct certifications as Exhibits 31.1 and 31.2.

The Company acknowledges the Staff’s closing comments in your letter dated September 17, 2019.

*     *     *

If you have any questions or comments regarding this response, please do not hesitate to contact the undersigned at 512-893-7397 or ryan@genprex.com.

Very truly yours, /s/ RYAN M. CONFER Ryan M. Confer Chief Financial Officer

cc:	J. Rodney Varner, Genprex, Inc.

Craig M. Podrachik, Daszkal Bolton LLP

Christopher J. Ozburn, Streusand, Landon, Ozburn & Lemmon, LLP